Exhibit 99.1

TeliaSonera Has Signed an Agreement to Expand Its Presence in Eurasia

    STOCKHOLM, Sweden--(BUSINESS WIRE)--July 9, 2007--Regulatory News:

    TeliaSonera AB, the leading telecommunications group in the Nordic-Baltic region, has on July 6, 2007, signed an agreement to acquire up to 100 percent of the outstanding shares in MCT Corp. (MCT), a US based company with majority controlling shareholdings in three Eurasian GSM operators in Uzbekistan and Tajikistan and a minority interest in the leading GSM operator in Afghanistan. The closing of the transaction is pending fulfilment of certain conditions and TeliaSonera estimates that these conditions will be met during the third quarter 2007.

    The four GSM operators are:

    - Uzbek-American Joint Venture "Coscom" LLC (Coscom), the third largest mobile operator in Uzbekistan. MCT has a 99.97 percent interest in Coscom.

    - CJSC "Indigo Tajikistan" (Indigo-Tajikistan) and CJSC Joint Venture "Somoncom" (Somoncom), combined the second largest mobile operation in Tajikistan. MCT has 60.0 percent interest in Indigo-Tajikistan and 59.4 percent interest in Somoncom.

    - "Telecom Development Company Afghanistan Limited" (Roshan), the largest mobile operator in Afghanistan. MCT has a 12.25 percent interest in Roshan.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

    Forward-Looking Statements

    Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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    CONTACT: TeliaSonera AB
             Press Office, (0)8-713 58 30